UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-23866

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 2002

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F	[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant: Vari-L Company, Inc.

Former name if applicable: N/A

Address of principal executive office (Street and number): 4895 Peoria Street

City, State and Zip Code: Denver, CO 80239

Part II. Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the fiscal year ended on June 30, 2002 (the “Annual Report”), by September 30, 2002, the prescribed deadline for filing, for the following reasons:

The Registrant is in the final stages of negotiations with another party with respect to additional debt financing. The Registrant is also in negotiations with counsel for the plaintiffs in the Registrant’s shareholder class action with respect to the potential settlement of this matter. The proposed debt financing and negotiation of the memorandum of understanding regarding the shareholder class action have each consumed a substantial portion of management’s attention and limited resources. In addition, the Registrant believes that these two matters will each have a material impact on the disclosure in the Registrant’s Annual Report. Thus, the Registrant needs additional time to finalize these negotiations and to incorporate appropriate disclosure regarding these subsequent events into the Annual Report.

Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Richard P. Dutkiewicz	(303) 371-1560

(Name)	(Area Code)(Telephone number)

     (2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [   ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [X] No

Vari-L Company, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2002	By: /s/ Richard P. Dutkiewicz

Name: Richard P. Dutkiewicz Title: Chief Financial Officer